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                              June 14, 2023

       Khurram Sheikh
       Chief Executive Officer
       CXApp Inc.
       Four Palo Alto Square, Suite 200,
       3000 El Camino Real
       Palo Alto, CA 94306

                                                        Re: CXApp Inc.
                                                            Amendment No.1 to
Registration Statement on Form S-1
                                                            File May 26, 2023
                                                            File No. 333-271340

       Dear Khurram Sheikh:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2023 letter.

       Amendment No. 1 to Form S-1

       Cover Page

   1. We note your response to prior comment 2 and your disclosure that the prospectus relates to "24,080,000 shares
of common stock reserved for issuance upon the exercise of
                                                        warrants to purchase
common stock, which are comprised of 13,800,000 shares of
                                                        common stock issuable
upon exercise of the public warrants and 10,280,000 shares of common stock issuable
upon exercise of the private placement warrants." It appears that you also intend to
register the resale by the Sponsor and BlackRock of the shares issuable upon exercise of the
Private Placement Warrants. Therefore, in addition to indicating that you are registering the
offer and sale by the company of the shares issuable exercise of the
 Khurram Sheikh
CXApp Inc.
June 14, 2023
Page 2
         Private Placement Warrants, also indicate that you are registering the resale by the
         Sponsor and BlackRock of the shares issuable upon exercise of the Private Placement
         Warrants.
2. Please clarify that the Private Placement Warrants were issued to both the Sponsor and
         BlackRock.
Certain existing stockholders purchased, or may purchase, securities in the Company at a price below the current trading price..., page 13

3. As requested in prior comment 7, please specifically address all selling securityholders who may experience a positive rate of return based on the current market price. In particular, disclose the number of securities being offered by the Direct Anchor Investors and the Sponsor (including the number of shares attributable to
Inpixon and Inpixon   s
         management through their interests in the Sponsor) and the potential profit from the sale of these securities based on the market price. In addition, if BTIG LLC may experience a positive rate of return, disclose the number of shares and the potential profit.
Sales of a substantial number of our securities in the public market by the Selling
Securityholders..., page 13

4. In response to comment 9, you disclose that you issued 100,000 shares to BTIG, LLC
         "without cash consideration in exchange for their engagement to provide strategic and capital markets advisory services." Please disclose the value of the services provided by
         BTIG for these shares and thus the effective purchase price. Provide this disclosure here and elsewhere as appropriate.
Principal Stockholders, page 97

5. Please revise the beneficial ownership table to be consistent with the disclosure requirements of Item 403 of Regulation S-K and to reflect beneficial ownership as of the most recent practicable date. For example, it is unclear why you are including "CXApp existing Stockholders" and "KINS Public Stockholders" in the table. Recent Sales
FirstName     of Unregistered Securities,
           LastNameKhurram       Sheikh page II-2
Comapany
6.          NameCXApp
       We note             Inc. to prior comment 15. Please provide disclosure
regarding your
                 your response
       sales
June 14, 2023ofPage
                unregistered
                    2        securities within the past three years.
FirstName LastName
 Khurram Sheikh
FirstName
CXApp Inc.LastNameKhurram Sheikh
Comapany
June       NameCXApp Inc.
     14, 2023
June 14,
Page 3 2023 Page 3
FirstName LastName
       You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Michael J. Mies, Esq.